Monthly Report - July, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,269,703     (11,461,545)
Change in unrealized gain (loss) on open          (8,904,365)        (792,508)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              11,465           11,015
      obligations
   Change in unrealized gain (loss) from U.S.          26,416          130,358
      Treasury obligations
Interest Income 			              248,164        1,583,254
Foreign exchange gain (loss) on margin deposits         3,449         (59,859)
				                 ------------    -------------
Total: Income 				          (4,345,168)     (10,589,285)

Expenses:
   Brokerage commissions 		              743,759        5,655,813
   Management fee 			               44,714          319,888
   20.0% New Trading Profit Share 	                (532)                0
   Custody fees 		       	                    0           18,170
   Administrative expense 	       	               92,591          660,952
					         ------------    -------------
Total: Expenses 		                      880,532        6,654,823
Net Income(Loss)			   $      (5,225,700)     (17,244,108)
for July, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (151,997.456    $     3,623,531    181,044,513    184,668,044
units) at June 30, 2018
Addition of 		 	              0        920,803        920,803
589.224 units on July 1, 2018
Redemption of 		 	              0    (1,950,940)    (1,950,940)
(1,685.703) units on  July 31, 2018*
Net Income (Loss)               $      (87,296)    (5,138,404)    (5,225,700)
for July, 2018
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2018
(150,947.967 units inclusive
of 46.990 additional units) 	      3,536,235    174,875,972    178,412,207
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2018 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (2.93)% 	   (8.93)%  $  1,109.49	  127,545.949 $   141,511,295
Series 3    (2.55)% 	   (6.47)%  $  1,521.83	   19,645.852 $    29,897,597
Series 4    (2.41)% 	   (5.51)%  $  1,885.80	    3,557.520 $     6,708,754
Series 5    (2.44)% 	   (1.14)%  $  1,482.84	      198.646 $       294,561

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					August 10, 2018
Dear Investor:

Markets remained highly unsettled in July and losses from trading currency forwards and interest rate, energy and grain futures far outpaced gains from trading stock index futures, and, to a much lesser extent, soft commodity and metal futures.

Speculation that the Bank of Japan would "tweak" its highly accommodative monetary policy stance rattled global fixed income markets, leading to broadly higher interest rates even though the actual adjustments did not portend any tightening. Continuing rate increases by the Federal Reserve, the announced intention by the ECB to reduce its QE program in September and end it in December, and the expectations that the Bank of England and Bank of Canada will raise their official rates soon also underpinned interest rate increases. Consequently, long positions in German, French, British, Japanese, U.S., Canadian and Australian interest rate futures were unprofitable, especially late in the month. A short Italian bond future trade was also marginally negative earlier in July.

The U.S. dollar, which had risen sharply from mid-April to end-June, settled back in July. As a result, long dollar positions against the currencies of Australia, New Zealand, Canada, the U.K., the euro, Sweden, Poland, Japan, South Africa, Brazil, Chile and Mexico were unprofitable. Trading the Turkish lira versus both the euro and U.S. dollar was also unprofitable. Meanwhile, a short Korean won trade was slightly profitable.

Crude oil prices, which had advanced significantly from February through June, eased back after Saudi Arabia announced it is willing to increase supplies to the market; news that Russia expects its oil production will hit a 30-year high in 2018; reports that China is willing to buy Iranian oil at a discount; and the resumption of Libyan exports. Consequently, long positions in Brent crude, WTI crude, and RBOB gasoline registered losses. A short U.S. natural gas position, and trading of heating oil and London gas oil were also slightly unprofitable.

Grain prices, after hitting multi-year lows on tariff fears early in the month, rebounded and short corn and wheat trades were unprofitable.

Equity markets were swayed by both positive and negative forces. On the positive side were solid global growth recently underscored by 4.1% second quarter real GDP expansion in the U.S., the current accommodative stance of monetary policy globally and relatively high levels of business and consumer confidence. On the negative side were escalating global trade tensions, worries about a weakening in Chinese growth, and the likelihood that U.S., ECB, British and Japanese monetary policies will become less accommodative over the next 18 months. Against this background, long positions in European, U.S., Japanese, Singaporean and Taiwanese equity futures were profitable. A short vix trade and a short Korean equity futures position were profitable as well. On the other hand, short Spanish, emerging market and EAFE equity index trades were slightly unprofitable.

Metal trading was marginally profitable as the gain on a short gold trade was larger than the small losses from long aluminum and silver positions.

A short sugar trade was slightly profitable.



			     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman